Halyard Health, Inc.

P.O. Box 619100

Dallas, Texas 75261

October 8, 2014

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief

Re:	Halyard Health, Inc.
Amendment No. 4 to Registration Statement on Form 10
Filed September 22, 2014
File No. 001-36440

Dear Mr. Mancuso:

This letter is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated October 6, 2014, with respect to the filing referenced above by Halyard Health, Inc. (the “Company”), which is currently a wholly-owned subsidiary of Kimberly-Clark Corporation (“Kimberly-Clark”).

This letter is being filed electronically via the EDGAR system today. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold type immediately above the corresponding response

Exhibits

1.	Comment: We note your response to prior Comment 1 regarding the non-competition agreement related to your gloves. Because the agreement appears to be addressed by Regulation S-K Item 601(b)(10)(ii)(A), you should file it as an Exhibit unless it is immaterial in amount or significance. It is unclear how the agreement is immaterial in amount and significance given the amount of your business that you disclose as derived from your gloves. Please file the agreement or clarify your response as appropriate.

Response: In response to the Staff’s comment, we will file the form of non-competition agreements related to the Company’s gloves business as exhibits 10.14 and 10.15 to the Registration Statement in a future amendment No. 6 to the Registration Statement (“Amendment No. 6”). We would expect to file Amendment No. 6 as soon as possible after the Staff has determined whether or not it will issue any comments on Amendment No. 5 to the Registration Statement, which was filed on October 7, 2014.

Exhibit 99.1

Management—Page 83

2.	Comment: Please tell us why you have removed the disclosure regarding which directors would be included in Class I, II and III, who would be members of the Board’s committees, and your named executive officers’ post-distribution equity award holdings.

Response:

Director Classes and Committees

At the time of filing Amendment No. 4 to the Registration Statement, it was not clear that information regarding which directors would be in Class I, II and III or members of the identified committees would be determined prior to the effective date of the Registration Statement.

Subsequently, this information has been determined and the Company included information with respect to the identity of the members of the Board’s committees in amendment No. 5 to the Registration Statement that was filed on October 7, 2014. The Company will revise the disclosure in the information statement on page 88 in Amendment No. 6 to disclose that each of Patrick J. O’ Leary and Gary D. Blackford will be Class I directors, Dr. Julie Shimer and John P. Byrnes will be Class II directors and Robert E. Abernathy, Ronald W. Dollens and Heidi K. Fields will be Class III directors. A copy of changed pages reflecting our proposed disclosure is enclosed as Exhibit A to this letter.

Executive Equity Awards

As discussed with the Staff on October 7, 2014, we understand this portion of the comment is referring to the revisions made at the top of page 97 of the information statement filed as Exhibit 99.1 to Amendment No. 4 which eliminated the statement,

“Halyard’s treatment of forfeited Kimberly-Clark equity awards held by the Halyard named executive officers following the distribution has not been determined. We will include information regarding their treatment in an amendment to this information statement.”

The Company eliminated this statement and replaced it with a cross-reference to “The Separation and Distribution—Treatment of Equity-Based Compensation—Halyard Participants,” which can be found on page 30 of the information statement included in Amendment No. 5, because the treatment of such equity awards for named executive officers was described therein. This disclosure describes the treatment of forfeited Kimberly-Clark equity awards held by all Halyard participants, including named executive officers.

Ownership of Halyard Stock By Certain Beneficial Owners and Management —Page 122

3.	Comment: Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive power with respect to the shares held in the name of Blackrock Inc., Capital World Investors, State Street Corporation and The Vanguard Group.

Response: As discussed with the Staff on October 8, 2014, based on the Schedule 13G filings of each of Blackrock Inc., Capital World Investors, State Street Corporation and The Vanguard Group, the Company is unable to determine the natural person or persons who exercises voting and/or dispositive power with respect to the shares held by such entities. The Company is entitled to rely on the information regarding beneficial ownership contained in a stockholder’s Schedule 13G pursuant to Instruction 3 of Item 403. The Company does not believe that disclosure of the natural persons holding voting and/or dispositive power over the shares held by those entities is required by Item 403 unless such information is known to the registrant, was specifically stated in the Schedule 13G filed by the stockholder, or there are selling stockholders registering securities for sale, and none of these circumstances exist. For these reasons, the Company believes that its disclosure in the beneficial ownership table at page 122 is compliant with Item 403 and the requirements of Form 10.

*****

In response to the Staff’s request, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to the Staff’s comments. If you have any questions regarding the foregoing, please do not hesitate to contact me at (972) 281-1385 or by email at john.wesley@hyh.com or Samantha Crispin of Baker Botts L.L.P. at (214) 953-6497 or by email at samantha.crispin@bakerbotts.com.

Sincerely,

/s/ John W. Wesley John W. Wesley Vice President—Deputy General Counsel Kimberly-Clark Corporation / Senior Vice President, General Counsel and Corporate Secretary for Halyard Health, Inc.

Enclosures

cc:	Robert Abernathy
Chief Executive Officer
Halyard Health, Inc.

Robert Westover
Associate General Counsel
Kimberly-Clark Corporation

Samantha Crispin
Partner
Baker Botts L.L.P.

Exhibit A

Exhibit A—Excerpts from Information Statement